Exhibit 100.5

NICE Customer Journey Solutions Recognized for Delivering World-Class
Customer Experience by TMC

2019 Contact Center Technology Award honors NICE for commitment to innovation and driving improvements that create satisfied customers

Hoboken, N.J., October 24, 2019 – NICE (Nasdaq: NICE) today announced that its Customer Journey Solutions have won a 2019 Contact Center Technology Award from CUSTOMER Magazine. The accolade by TMC, a global media company dedicated to building online communities, honors NICE Customer Journey Solutions for dedication to ground-breaking innovation that drives its clients to deliver unparalleled customer experiences.

The 14th-annual Contact Center Technology Award honors companies and technologies that have embraced technology as a key tool for customer service excellence. This award distinguishes their success as innovators, thought leaders, and market movers in the contact center and customer care industries.

Named 'Leader' in two prominent Forrester Wave reports, NICE Customer Journey Solutions provide powerful, AI-driven analytics to help organizations understand and shape omnichannel customer experiences. By connecting and analyzing millions of disparate data-points to gain insight into and optimize the end-to-end customer journey, the solutions improve customer satisfaction and drive down operational costs. NICE Journey Excellence Score, which forms a key part of the offering, measures customer experience quality across touchpoints and over time, pinpointing the root cause of negative interactions and allowing organizations to rapidly take action.

Barry Cooper, President, NICE Enterprise Product Group, said, "We are delighted to win this accolade. Recognitions such as this testify to the critical role of innovation in helping organizations connect the dots on the complete customer journey, driving exceptional experiences for customers and unprecedented value for organizations."

“Congratulations to NICE for being awarded a 2019 CUSTOMER Magazine Contact Center Technology Award. NICE's Customer Journey Solutions has been selected for demonstrating innovation, quality and unique features which have had a positive impact on the customer experience,” said Rich Tehrani, CEO, TMC. “We’re pleased to recognize their achievement.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.